FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                         For the month of February 2005

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [_]     No [X]

     On February 3, 2005, the Registrant announced that Carmel Vernia wishes to step down as Chairman and CEO of Tower Semiconductor Board. Attached hereto as
Exhibit 99.1 is a copy of the press release.

     On February 3, 2005, the Registrant announced its financial results for the fourth quarter and fiscal year ended December 31, 2004. Attached hereto as
Exhibit 99.2 is the press release relating to such announcement and attached hereto as Exhibit 99.3 are the Registrant's consolidated financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, and the report thereon dated February 3, 2005 of our independent auditors Brightman Almagor & Co.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                        TOWER SEMICONDUCTOR LTD.



Date: February 4, 2005                                  By: /S/ Tamar Cohen
                                                        -------------------
                                                        Tamar Cohen
                                                        Corporate Secretary